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                            December 13, 2021

       Yu Yang
       Chief Executive Officer
       Qiansui International Group Co. Ltd.
       7th Floor, Naiten Building, No. 1
       Six Li Oiao, Fentai District
       Beijing, China 100161

                                                        Re: Qiansui
International Group Co. Ltd.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed September 23,
2021
                                                            File No. 000-54159

       Dear Mr. Yang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 1. Business, page 3

   1. Given that you may be seeking to acquire a company that uses or may use a variable interest entity
structure to conduct China-based operations, please describe what that organizational
structure would entail. Explain that the entity in which investors may hold their interest may not
be the entity or entities through which the company   s operations
                                                        may be conducted in
China after the business combination. Discuss how this type of corporate structure may
affect investors and the value of their investment, including how and why the contractual
arrangements may be less effective than direct ownership and that the company may incur
substantial costs to enforce the terms of the arrangements.
                                                        Disclose the
uncertainties regarding the status of the rights of a holding company with respect to its
contractual arrangements with a VIE, its founders and owners and the challenges the company
may face enforcing these contractual agreements due to
 Yu Yang
FirstName  LastNameYu    Yang
Qiansui International Group Co. Ltd.
Comapany13,
December   NameQiansui
               2021      International Group Co. Ltd.
December
Page 2     13, 2021 Page 2
FirstName LastName
         uncertainties under Chinese law and jurisdictional limits.
2. Disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please address the consequences to you and your investors if you do not receive or maintain approvals where you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
4. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Additionally, expand your disclosure to discuss that the United States Senate passed the Accelerating
         Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Part I, page 3
 Yu Yang
FirstName  LastNameYu    Yang
Qiansui International Group Co. Ltd.
Comapany13,
December   NameQiansui
               2021      International Group Co. Ltd.
December
Page 3     13, 2021 Page 3
FirstName LastName
6. We note that your principal executive offices are located in China, a majority of your executive officers and/or directors are located in or have significant ties to China and your disclosure that you are seeking to acquire a company in an initial business combination and will not restrict potential target companies to any specific business, industry or geographical location and, thus, may acquire a company that may be based in China or
         Hong Kong. Please disclose this prominently at the onset of Part I. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company s post-combination operations and the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
         has or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on an U.S. or other foreign exchange. Disclosure under Item 1.
         Business should address, but not necessarily be limited to, the risks highlighted at the onset of Part I.
Item 1A. Risk Factors, page 8

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and
 Yu Yang
Qiansui International Group Co. Ltd.
December 13, 2021
Page 4
      cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
11. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
      Accountable Act and as a result an exchange may determine to delist your securities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.



                                                             Sincerely,
FirstName LastNameYu Yang
                                                             Division of
Corporation Finance
Comapany NameQiansui International Group Co. Ltd.
                                                             Office of Real
Estate & Construction
December 13, 2021 Page 4
cc:       Daniel Luciano
FirstName LastName